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09056542

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8- 53320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1 Financial Marketplace Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Gary Lane
(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isdaner & Company, LLC
(Name – *if individual, state last, first, middle name*)

Three Bala Plaza, Suite 501 West (Address) Bala Cynwyd, (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1 Financial Marketplace Securities LLC, as of February 27, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Mary T. Mancuso, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Dec. 19, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

1 FINANCIAL MARKETPLACE SECURITIES, LLC

DECEMBER 31, 2008

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

CONTENTS

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

To the Member
1 Financial Marketplace Securities, LLC

We have audited the statement of financial condition of 1 Financial Marketplace Securities, LLC as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1 Financial Marketplace Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Isdaner & Company, LLC

February 12, 2009

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

1 FINANCIAL MARKETPLACE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$6,239
Prepaid expenses	1,565
	$7,804

LIABILITIES AND MEMBER'S EQUITY

Member's equity	$7,804
	$7,804

The accompanying notes are an integral part of this statement.

1 FINANCIAL MARKETPLACE SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Net commissions	$167,278
Operating expenses	168,192
Operating loss	(914)
Interest income	315
Net loss	($ 599)

The accompanying notes are an integral part of this statement.

1 FINANCIAL MARKETPLACE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

Member's equity, December 31, 2007	$8,403
Net loss	(599)
Member's equity, December 31, 2008	$7,804

The accompanying notes are an integral part of this statement.

1 FINANCIAL MARKETPLACE SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net loss	($ 599)
Adjustments to reconcile net income to net cash used in operating activities	
Increase in prepaid expenses	(1,565)
Net cash used in operating activities	(2,164)
Cash at beginning of year	8,403
Cash at end of year	$6,239

The accompanying notes are an integral part of this statement.

1 FINANCIAL MARKETPLACE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

(1) SUMMARY OF ACCOUNTING POLICIES

Nature of Business

1 Financial Marketplace Securities, LLC (the "Company") is a Pennsylvania limited liability company whose sole member is 1 Financial Marketplace Holding Company, LLC ("parent"). The Company provides life insurance broker services and is a registered broker-dealer under the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC).

Under an agreement with the parent, substantially all of the Company's operating expenses are paid by the parent in exchange for management fees determined on an annual basis. Accordingly, the results of operations as reflected in the accompanying financial statements may not be indicative of a standalone entity.

Revenue Recognition

Commission revenue is generally recognized as of the effective date of the applicable policies or insurance products. Commissions relating to return, additional or adjustments to premiums are recognized when they occur. One insurance company accounted for 68% of the company's net commissions for 2008.

Income Taxes

As a single-member limited liability company, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by the Company represent obligations of the member or members of the parent.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) NET CAPITAL REQUIRMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $6,239, which was $1,239 in excess of its required net capital of $5,000

The Company meets all of the requirements for exemption under Subsection (k)(1) from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

1 FINANCIAL MARKETPLACE SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

NET CAPITAL	
Total member's equity	$7,804
Less nonallowable assets:	
Prepaid expenses	1,565
Net capital under Rule 15c3-1	$6,239
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Required net capital	$5,000
Excess net capital	$1,239
Excess net capital at 1000%	$6,239
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2008)	
Net capital as reported in Company's Form X-17A-5, Part II (unaudited)	$6,239
Net capital per this report	$6,239

Report of Independent Certified Public Accountants
On Internal Control Required by SEC Rule 17a-5

To the Member
1 Financial Marketplace Securities, LLC

In planning and performing our audit of the financial statements of 1Financial Marketplace Securities, LLC (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2008 to meet the SEC's objectives.

This report in intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Isdaner & Company, LLC

February 12, 2009